02050359

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-13848

FORM 11-K/A

(Mark One)

(X) **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)**

for the fiscal year ended December 31, 2001

OR

( ) **TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)**

For the transition period from _______ to _______

Commission file number ________

OAKLEY, INC. 401(k) PLAN
(Full title of the plan)

OAKLEY, INC.
(Name of issuer of the securities held pursuant to the plan)

One Icon,
Foothill Ranch, California
(Address of Principal Executive Offices of issuer of securities)

92610
(Zip Code)

REQUIRED INFORMATION

Item 4. 401(k) Plan Financial Statements

The Oakley Inc. 401(k) Plan financial statements and schedules as of December 31, 2001, together with the Independent Auditors' Report.

OAKLEY, INC. 401(k) PLAN

TABLE OF CONTENTS

SUPPLEMENTAL SCHEDULES OMITTED:
Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, California 92626-1924

Tel: (714) 436-7100
Fax: (714 436-7200
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Oakley, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Oakley, Inc. 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 and supplemental schedule of nonexempt transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and supplemental information are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

July 11, 2002
Costa Mesa, California

OAKLEY, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments (Notes 1 and 3):		
Guaranteed income account, at contract value (Note 5)	$1,071,026	$ 547,267
Pooled separate accounts, at fair value	5,425,163	4,670,827
Common stock	1,490,246	830,455
Participant loans receivable	331,087	224,334
Total investments	8,317,522	6,272,883
Receivables:		
Employer contributions	26,703	17,912
Participant contributions	63,230	47,785
Total receivables	89,933	65,697
NET ASSETS AVAILABLE FOR BENEFITS	$8,407,455	$6,338,580

See accompanying notes to financial statements.

OAKLEY, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Contributions:		
Participants (Note 4)	$1,943,392	$1,319,534
Employer (Note 4)	712,721	438,414
Rollover	322,551	142,614
Other income	22,527	15,372
Interest income	40,993	20,039
Total additions	3,042,184	1,935,973
DEDUCTIONS:		
Net depreciation in fair value of investments (Note 3)	626,608	85,452
Withdrawals	319,419	625,022
Loan disbursements	2,396	7,769
Expenses	24,886	20,845
Total deductions	973,309	739,088
NET INCREASE (Note 4)	2,068,875	1,196,885
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	6,338,580	5,141,695
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$8,407,455	$6,338,580

See accompanying notes to financial statements.

1. PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

The following brief description of the Oakley, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General - The Plan was established October 1, 1994. The Plan is a deferred compensation and profit sharing plan covering substantially all employees of Oakley, Inc. and its subsidiaries (Employer, Company, and Administrator) who have completed more than six months of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The accounting records of the Plan are maintained on the accrual basis.

Basis of Accounting - The accompanying financial statements and supplemental schedules have been prepared in accordance with accounting principles generally accepted in the United States of America.

Funding Policy - Participants are entitled to defer 1% to 20% of their pretax compensation through contributions to the Plan, up to a maximum of $10,500 for the years ended December 31, 2001 and 2000. Participants are not allowed to make any other contributions to the Plan, except for rollover contributions from other retirement plans. The Employer has agreed to contribute $0.50 for each $1.00 contributed by the participant, up to 6% of the participant's salary and not to exceed $4,000 and $2,000 in 2001 and 2000, respectively. Certain expenses of the Plan are paid directly by the Employer. For the years ended December 31, 2001 and 2000, expenses of $14,215 and $11,863, respectively, were paid by the Employer.

Participant Accounts - Each participant's account is credited with the participant's contributions, an allocation of the Company's contributions, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. The method of allocation is defined in the Plan Agreement.

Investments - Upon joining the Plan, participants may elect to invest their accounts in the following options:

For the years ended December 31, 2001 and 2000, Connecticut General Life Insurance Company (CIGNA) offered the following investment options:

- *CIGNA Charter Guaranteed Income Fund* - Seeks preservation of capital, plus attractive fixed income returns by investing primarily in intermediate-term bonds and commercial mortgages.

- *CIGNA Lifetime Funds* - Seek a combination of growth, income, and capital preservation by investing primarily through stocks, bonds, and short-term investments.

- *CIGNA Charter Balanced Fund I* - Seeks a combination of growth income and capital preservation by investing primarily through investment in both stocks and bonds. Formerly named INVESCO Total Return Fund.

- *Founders Balanced Fund* - Seeks a combination of growth, income, and capital preservation by investing primarily through equity securities, convertible corporate obligations, preferred stocks, bonds, and short-term investments.

- *CIGNA Charter Large Company Stock Index Fund* - Seeks a combination of capital growth and current income by investing primarily in companies comprising the S&P 500 Index.

- *Neuberger & Berman Guardian Trust* - Seeks a combination of capital growth and current income by investing primarily in the common stock of established, high-quality companies that are not regularly followed on Wall Street.

- *Credit Suisse Strategic Value Fund* - Seeks long-term capital appreciation by investing primarily in domestic equities with little or no current income.

- *Fidelity Advisor Growth Opportunities Fund* - Seeks long-term capital appreciation with little current income by investing primarily in securities of companies believed to have long-term potential.

- *Founders Growth Fund* - Seeks long-term capital appreciation with little or no current income by investing primarily in domestic securities with strong performance records, solid market positions, reasonable financial strength, and continuous operating records of at least three years.

- *Credit Suisse Emerging Growth Fund* - Seeks potentially rapid growth of capital by investing primarily in the equity securities of small- to medium-sized domestic companies with emerging or renewed growth potential.

- *PBHG Growth Fund* - Seeks potentially rapid growth of capital by investing primarily in common stocks and convertible securities of small- and medium-sized growth companies.

- *American Century - Twentieth Century Ultra Fund* - Seeks long-term capital appreciation with little or no current income by investing primarily in the equity securities of large companies.

- *INVESCO Dynamics* - Seeks long-term capital appreciation with little or no current income by investing primarily in the common stock of companies traded on U.S. securities exchanges, as well as over the counter.

- *AIM Constellation Fund* - Seeks long-term capital appreciation with little or no current income by investing primarily in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

- *Templeton Growth Fund* - Seeks increased returns from participation in foreign and domestic stock markets, as well as associated portfolio diversification benefits, by investing primarily in equity and debt securities of companies and governments of any nation.

- *Janus Worldwide Fund* - Seeks increased returns from participation in foreign and domestic stock markets, as well as associated portfolio diversification benefits, by investing primarily in common stocks of foreign and domestic issuers.

- *Credit Suisse International Equity Fund* - Seeks increased returns from participation in foreign and domestic stock markets, as well as associated portfolio diversification benefits, by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that have their principal business activities and interests outside the United States.

- *Templeton Foreign Fund* - Seeks increased returns from participation in foreign and domestic stock markets, as well as associated portfolio diversification benefits, by investing primarily in stocks and, to a lesser extent, debt obligations of companies and governments outside the United States.

- *Oakley Stock* - Oakley, Inc. Class A common stock.

Benefit Distribution - A participant's account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who suffer certain financial hardships and meet criteria established by the Internal Revenue Service (IRS). Participants who terminate employment prior to retirement receive the vested portion of their accounts in a lump-sum distribution.

Vesting - Participant elective deferral contributions are fully vested at all times. All participants become 100% vested in Employer contributions only upon completion of three years of employment with the Employer. Vested balances may be withdrawn when participants become disabled, die, retire, or terminate employment.

Death and Disability Benefits - Upon the death of a participant, the beneficiary receives, in a lump sum, the vested amount in the account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

Plan Termination - Although the Employer has not expressed any intent to terminate the Plan, the Employer has the right, at any time, to declare the Plan terminated completely or terminated as to any of the Employer's divisions, facilities, or operational units.

In the event that the Plan terminates, the accounts of all participants will become fully vested.

Benefits Payable - As of December 31, 2001 and 2000, there were no benefits payable to participants who have withdrawn from the Plan included in net assets available for benefits.

Participant Loans Receivable - The Plan permits participants to borrow certain amounts against their account balances. Such loans can be up to 50% of the participant's vested account balance, not to exceed a maximum loan amount of $50,000. Such loans bear interest at a reasonable rate determined by the Plan administrator, and are repaid to the participant's account over no more than five years, except in the case of loans used to acquire a primary residence.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value, except for its investment contract that is valued at contract value, which approximates fair value. Investment gains and losses (realized and unrealized) are included in the net increase in fair value of investments in the accompanying financial statements. Units in pooled separate accounts are valued at the quoted market prices of the underlying securities, primarily mutual funds at year-end. The Employer stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses - The costs of administering the Plan are paid for by the Employer, with the exception of fees charged by CIGNA, which are applied directly to participants' accounts.

Derivative Financial Instruments - The Plan does not presently engage in hedging activities. In addition, the Plan has reviewed its agreements and has determined that it has no derivative instruments, nor do any of its agreements contain embedded derivative instruments as of December 31, 2001. Accordingly, the adoption of Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities,* on January 1, 2001, did not have a significant impact on the Plan's financial position or results of operations.

Nonexempt Transactions - Amounts totaling $85,081, which were withheld from participants' paychecks during September 2001, were not remitted to CIGNA, the trustee of the Plan, within the time period as required by the Department of Labor (DOL). The Company transferred the assets to the trustee in November 2001. The Company will credit the Plan participants' accounts with earnings at a reasonable rate of return for the period in which the assets should have been invested in the participants' accounts.

Reclassifications - Certain reclassifications have been made to prior year financial statements to conform to the presentation for the financial statements for the year ended December 31, 2001.

2. TAX STATUS

The IRS has determined and informed the Company by letter dated August 13, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and the related trust was tax-exempt as of the financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.

3. INVESTMENTS EXCEEDING 5% OF NET ASSETS

The following presents investments that represent 5% or more of the Plan's net assets as of year-end:

	2001	2000
CIGNA Charter Guaranteed Income Fund, 33,520 and 17,941 shares, respectively	$ 1,071,026	$ 547,267
CIGNA Lifetime 30 Fund, 31,527 and 25,870 shares, respectively	653,050	575,514
CIGNA Lifetime 20 Fund, 13,450 shares		308,911
CIGNA Charter Large Company Stock Index Fund, 8,446 and 4,828 shares, respectively	487,137	318,834
PBHG Growth Fund, 12,152 shares		447,045
American Century - Twentieth Century Ultra Fund, 10,927 and 8,236 shares, respectively	542,032	481,342
Janus Worldwide Fund, 15,829 and 11,741 shares, respectively	877,232	848,709
Oakley, Inc. Class A common stock, 90,775 and 61,515 shares, respectively	1,490,246	830,455

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(626,608), as follows:

Pooled Separate Accounts	$ (858,645)
Common stock	232,037
	$ (626,608)

4. RECONCILIATION OF FORM 5500 TO FINANCIAL STATEMENTS

The information contained in the financial statements does not agree to the information contained in the December 31, 2001 and 2000 Form 5500, which was prepared generally on a cash basis. The differences are due to the recording of a receivable for participant contributions and other distributions payable in the financial statements. The following is a reconciliation of the difference as of and for the years ended December 31, 2001 and 2000:

	2001	2000
Net assets per Form 5500	$ 8,317,522	$ 6,272,883
December 31, 2001, receivable not recorded on Form 5500	89,933	
December 31, 2000, receivable not recorded on Form 5500		65,697
Net assets	$ 8,407,455	$ 6,338,580
Participant contributions per Form 5500	$1,927,947	$1,309,574
December 31, 2001, participant receivable not recorded on Form 5500	63,230	
December 31, 2000, participant receivable not recorded on Form 5500	(47,785)	47,785
December 31, 1999, participant receivable not recorded on Form 5500		(37,825)
Participant contributions	$ 1,943,392	$ 1,319,534

	2001	2000
Employer contributions per Form 5500	$ 703,930	$ 434,679
December 31, 2001, employer receivable not recorded on Form 5500	26,703	
December 31, 2000, employer receivable not recorded on Form 5500	(17,912)	17,912
December 31, 1999, employer receivable not recorded on Form 5500		(14,177)
Employer contributions	$ 712,721	$ 438,414
Net increase in assets per Form 5500	$2,044,639	$1,183,190
December 31, 2001, receivable not recorded on Form 5500	89,933	
December 31, 2000, receivable not recorded on Form 5500	(65,697)	65,697
December 31, 1999, receivable not recorded on Form 5500		(52,002)
Net increase in assets	$2,068,875	$1,196,885

5. VALUATION OF INVESTMENT CONTRACTS

The Plan's investment contracts are fully benefit-responsive and have an estimated fair value that equals their contract value of $1,071,026 and $547,267 at December 31, 2001 and 2000, respectively. The Plan's investment contracts earn interest at 4.60% and 4.85% at December 31, 2001 and 2000, respectively.

6. RELATED-PARTY TRANSACTIONS

Certain investment fund options are managed by CIGNA. CIGNA is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services amounted to $14,215 and $11,863 for the years ended December 31, 2001 and 2000, respectively.

* * * * * *

SUPPLEMENTAL SCHEDULES

OAKLEY, INC. 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001

Identity of issue, borrower, lesser, or similar party	Description of investment		Current value
Connecticut General Life Insurance Co.	CIGNA Charter Guaranteed Income Fund	GIC	$1,071,026
Connecticut General Life Insurance Co.	CIGNA Lifetime Funds	Mutual Fund	1,401,696
Connecticut General Life Insurance Co.	CIGNA Charter Balanced Fund I	Mutual Fund	96,712
Connecticut General Life Insurance Co.	Founders Balanced Fund	Mutual Fund	120,385
Connecticut General Life Insurance Co.	CIGNA Charter Large Company Stock Index Fund	Mutual Fund	487,137
Connecticut General Life Insurance Co.	Neuberger & Berman Guardian Trust	Mutual Fund	49,562
Connecticut General Life Insurance Co.	Credit Suisse Strategic Value Fund	Mutual Fund	82,857
Connecticut General Life Insurance Co.	Fidelity Advisor Growth Opportunities Fund	Mutual Fund	270,292
Connecticut General Life Insurance Co.	Founders Growth Fund	Mutual Fund	260,687
Connecticut General Life Insurance Co.	Credit Suisse Emerging Growth Fund	Mutual Fund	109,327
Connecticut General Life Insurance Co.	PBHG Growth Fund	Mutual Fund	377,608
Connecticut General Life Insurance Co.	American Century - Twentieth Century Ultra Fund	Mutual Fund	542,032
Connecticut General Life Insurance Co.	INVESCO Dynamics	Mutual Fund	266,893
Connecticut General Life Insurance Co.	AIM Constellation Fund	Mutual Fund	243,261
Connecticut General Life Insurance Co.	Templeton Growth Fund	Mutual Fund	142,607
Connecticut General Life Insurance Co.	Janus Worldwide Fund	Mutual Fund	877,232
Connecticut General Life Insurance Co.	Credit Suisse International Equity Fund	Mutual Fund	20,919
Connecticut General Life Insurance Co.	Templeton Foreign Fund	Mutual Fund	75,956
Alex Brown & Sons	Oakley Stock	Common Stock	1,490,246
	Participant loans	Note receivables maturing on various dates through 2011, with interest rates ranging from 7% to 9% at date of inception of loans	331,087
			$8,317,522

SCHEDULE 2

OAKLEY, INC. 401(k) PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2001

Identity of party involved	Relationship to Plan, employer or other party-in-interest	Description of transaction, including maturity date, interest rate, collateral, par or maturity value	Selling price	Lease rental	Expense incurred with transaction	Expense incurred in connection with transaction	Cost of asset	Current value of asset	Net gain (loss) of transaction
Oakley, Inc.	Plan sponsor	Amounts totaling $85,081, which were withheld from participants' paychecks during September 2001, were not invested with the trustee within the time period as required by the DOL. The Company transferred the assets to the trustee in November 2001. The Company will credit the Plan participants' accounts with earnings at a reasonable rate of return for the period in which the assets should have been invested in the participants' accounts.	$	$	$	$85,566	$85,081	$	$ 485

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Strategy Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Accepted by: OAKLEY, INC. 401(k) PLAN

Signature: ____________________

Date: 7/11/02

Oakley, Inc.
401(k) Plan

Financial Statements for the
Years Ended December 31, 2001 and 2000,
Supplemental Schedules, and
Independent Auditors' Report